REGISTRATION NO. 333-08929


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                    FORM T-1


                            STATEMENT OF ELIGIBILITY
                      UNDER THE TRUST INDENTURE ACT OF 1939
                  OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

                CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY
                  OF A TRUSTEE PURSUANT TO SECTION 305(b)(2) X


                           ZIONS FIRST NATIONAL BANK
               (Exact name of trustee as specified in its charter)

A U.S. National Banking Association                               87-0189025
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                                                             (I.R.S. employer
                                                          identification number)

One South Main, Salt Lake City, Utah                                    84111
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(Address of principal executive offices)                              (Zip Code)

                            Zions First National Bank
                          Gateway Tower East, Suite 900
                              10 East South Temple
                           Salt Lake City, Utah 84133
                     Attn: Louis H. Callister (801) 530-7300

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            (Name, address and telephone number of agent for service)



                         Union Financial Services-1, Inc.

          Nevada                                               86-0817755
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(State or other jurisdiction of                              (I.R.S. employer
incorporation or organization)                            identification number)

1801 California Street, Suite 3920
Denver, Colorado                                                         80202
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(Address of principal executive offices)                              (Zip Code)


              $1,000,000 Taxable Student Loan Asset-Backed Notes
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                         (Title of Indenture Securities)

ITEM  1.          GENERAL INFORMATION.  FURNISH THE FOLLOWING INFORMATION
                  AS TO THE TRUSTEE:

         (a) NAME AND ADDRESS OF EACH EXAMINING OR SUPERVISING AUTHORITY TO WHICH IT IS SUBJECT.

                  Comptroller of Currency, Washington, D.C.
                  Federal Deposit Insurance Corporation, Washington, D.C. The Board of Governors of the Federal Reserve System, Washington, D.C.

         (b)      WHETHER IT IS AUTHORIZED TO EXERCISE CORPORATE TRUST
                  POWERS.

                  The trustee is authorized to exercise corporate trust powers.

ITEM 2. AFFILIATIONS WITH THE OBLIGOR. IF THE OBLIGOR IS AN AFFILIATE OF THE TRUSTEE, DESCRIBE EACH SUCH AFFILIATION.

                  No such affiliation exists with the trustee.

ITEMS 3-15.       Not applicable.

ITEM 16.          LIST OF EXHIBITS.

                  List below all exhibits filed as a part of this Statement of Eligibilty.

                  *1. A copy of the Articles of Association of the Trustee now in effect.

                  *2. A copy of the Certificate of authority of the trustee to commence business dated December 30, 1957, and issued by the Comptroller of the Currency.

                  *3. A copy of the authorization of the Trustee to exercise corporate trust powers dated July 16, 1973, and issued by the Comptroller of the Currency.

                  *4.      A copy of the existing Bylaws of the Trustee.

                   5.      Not applicable.

                  *6. The consent of the Trustee required by Section 321(b) of the Act.

                   7. A copy of the latest report of condition of the Trustee published pursuant to law or the requirements of its supervising or examining authority.

                   8.      Not applicable.

                   9.      Not applicable.


* Previously filed.

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, Zions First National Bank, a national banking association organized and existing under the laws of the United States of America, has duly caused this Statement of Eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in Salt Lake City, State of Utah, on the 3rd day of June 1999.


                                            ZIONS FIRST NATIONAL BANK, TRUSTEE



                                           By: /s/ Dale M. Gibons
                                               -------------------------------
                                               Its Secretary